EXHIBIT 99.1

February 28, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Commissioners:

We have read the statements made by Dunxin Financial Holdings Limited (copy attached), which we understand will be furnished to the Securities and Exchange Commission, as part of the Form 6-K of Dunxin Financial Holdings Limited dated February 28, 2019. We agree with the statements concerning our Firm in such Form 6-K.

Very truly yours,

/RT/

RT LLP